13 April 2007

RECEIVED

2007 APR 18 A 9:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07022677

Dear Sir

Nedcor

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

SUPPL

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – issue of 2006 annual financial statements and confirmation of annual general meeting.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

Jackie Katzin
Assistant Group Secretary

cc *Jonathan K Bender, Esq*

NEDBANK
GROUP

Dlw 4/18

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Nedbank Group Limited
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN code: ZAE000004875
("Nedbank Group" or "the group")

ISSUE OF AUDITED ANNUAL FINANCIAL STATEMENTS

Further to the Nedbank Group reviewed financial results for the year ended 31 December 2006, shareholders are advised that the annual financial statements have been dispatched to shareholders on 13 April 2007. The annual financial statements are also available online on the Nedbank Group website (www.nedbankgroup.co.za).

The annual financial statements contain no changes from the reviewed preliminary financial results which were published on 22 February 2007. The annual financial statements were audited by Nedbank Group's auditors, KPMG Inc and Deloitte & Touche. Their report is available for inspection at the company's registered office.

CONFIRMATION OF ANNUAL GENERAL MEETING

Confirmation is hereby given that the 40th annual general meeting of shareholders of Nedbank Group will be held at the registered office of the group in the Auditorium, Retail Place West, Nedbank Sandton, 135 Rivonia Road, Sandown on Friday, 18 May 2007 at 09:00 to transact businesses as stated in the notice of the annual general meeting forming part of the annual financial statements.

Sandton
13 April 2007

For further information please contact
Tier 1 Investor Relations
Tel: +27 (0)21 702-3102

Sponsors
Merrill Lynch South Africa (Pty) Ltd
Nedbank Capital

Sponsor in Namibia
Old Mutual Investment Services (Namibia) (Pty) Ltd

END